

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Kelvin Ang
Chief Executive Officer
FBS Global Limited
74 Tagore Lane, #02-00
Sindo Industrial Estate
Singapore 787498

> **Re: FBS Global Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 4, 2022**
> **CIK No. 0001938534**

Dear Kelvin Ang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted November 4, 2022

The trading price of our Ordinary Shares may be volatile, page 23

1. Please revise this risk factor to address the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

<u>Compensation of Directors and Executive Officers, page 93</u>

2.   We note your response to prior comment 14. Please expand the reference to "All of [y]our executive officers, other than Kelvin Ang, have employment agreements setting forth the terms and benefits, including that they are at-will employees" to discuss the material terms of the employment agreements.

<u>General</u>

3.   We note your response to prior comment 15. As previously requested, please update the disclosure in the Related Party Transactions section.

4.   Please reconcile your response to prior comment 16 with the information in the third column of the table and related notes below the table.

5.   We note your response to prior comment 20. Please reconcile your disclosure throughout your document, such as pages 10, 26 and 27, regarding whether you will rely on the home country and controlled company exemptions you mention.

        You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: David L. Ficksman, Esq.